December 20, 2010
Via Edgar and Facsimile
Linda Cvrkel
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

RE:	eLong, Inc. Form 20-F for the year ended December 31, 2009 Filed May 11, 2010 File No. 000-50984
Dear Ms. Cvrkel:
We are writing to respond to the letter from the Staff of the Securities and Exchange Commission (the “Staff”), dated November 29, 2010 (the “Comment Letter”), relating to the annual report filed by eLong, Inc. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2009 (the “2009 20-F”).
Our responses have been prepared to reflect information as of the date of this letter or as of other dates indicated herein. Where noted, in accordance with the Staff’s suggestions, we are proposing to make certain changes in or additions to our future filings. As the disclosure we intend to include in future filings will need to be drafted in light of future facts and circumstances, we have not included drafts of such disclosure in this letter.
We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the 2009 20-F; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the 2009 20-F; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
For the convenience of the Staff, the responses set forth below correspond to the format of the Comment Letter.

Annual Report on Form 20-F for the year ended December 31, 2009
4B: Business Overview, page 21
Marketing and Brand Promotion, page 23
1.	We note that the company offers various customer loyalty programs such as its eLong membership program and beginning in 2009 eCoupon program where customers can earn loyalty points for redemption toward travel services and other non-cash gifts. However, we also note from your disclosures contained in the second paragraph of page 24 that loyalty points accumulated from your eLong membership program can also be exchanged for virtual cash which can be paid as cash to customers. In addition, your disclosure at the bottom of page 23 indicate that customers are also entitled to virtual cash back for stays at selected hotels booked through your elong.com website as part of your eCoupon program. Please explain to us how the accrual for such cash-based incentives is characterized within your income statement (i.e. reduction of revenue rather than as a cost or expense) and tell us how your accounting treatment complies with the guidance prescribed in ASC 605-50-45. We may have further comment upon receipt of your response.
Response:
As noted in the Staff’s comment, we have a number of customer loyalty and marketing programs, including our (i) eCoupon program and (ii) our loyalty points program. Under our eCoupon program, as discussed on pages 23 and 37 of our 2009 20-F, we provide eCoupons and virtual cash accounts for customers who book selected hotels online through our eLong.com website. Customers who use the eCoupons receive credits in their virtual cash accounts, and then can redeem the amount of credits in their virtual cash account as either cash (less applicable taxes) transferred to their bank account or mobile phone credit.
We account for our eCoupon program in accordance with ASC 605-50-45-2. As customers have the option to select cash redemption of the balance in their virtual cash accounts, we account for the actual redeemed cost of eCoupons used by customers, as well as an estimate of the cost of future usage of eCoupons, as a reduction of revenue in our consolidated statements of operations. In addition, we record as deferred revenue in our consolidated balance sheets an amount equal to the reduction of revenue in our consolidated statements of operations. The deferred revenue balance is then reduced as customers redeem virtual cash balances as either cash or mobile phone credit.
In addition to our eCoupon program, we also have a loyalty points program whereby non-cash gifts and travel services are awarded to holders of our eLong membership cards upon their redemption of loyalty points. During the period covered by the consolidated financial statements included in our 2009 Form 20-F, the points earned under the loyalty points program were not redeemable in cash or convertible to virtual cash and, therefore, ASC 605-50-45-2 was not applicable. Our accounting policy with respect to our loyalty points program is discussed on pages 36 and F-11 note (2)(i) of our 2009 20-F.

We also wish to advise the Staff that will provide additional disclosure regarding our various marketing programs and their respective accounting treatments in our future annual reports on Form 20-F.
Item 5: Operating and Financial Review and Prospects, page 31
Critical Accounting Policies, page 35
2.	We note that your critical accounting policies disclosures are substantially similar to your accounting policy footnote 2. In this regard, we believe this disclosure in MD&A should supplement, not duplicate, the description of accounting policies disclosed in the notes. Please ensure that your critical accounting estimates disclosures — (i) provide greater insight into the quality and variability of information in the consolidated financial statements; (ii) address specifically why the accounting estimates or assumptions bear the risk of change; (iii) analyze the factors on how the company arrived at material estimates including how the estimates or assumptions have changed in the past and is reasonably likely to change in the future; and (iv) analyze the specific sensitivity to change of your critical accounting estimates or assumptions based on other outcomes with quantitative and qualitative disclosures, as necessary. Refer to the guidance in Section V of FRR-72 (Release No. 33-8350) and please revise in future filings accordingly.
Response:
We note the Staff’s comment and wish to advise the Staff that our future annual reports on Form 20-F will include additional disclosure in the MD&A regarding our critical accounting policies in accordance with the guidance set forth in Section V of FRR-72 (Release No. 33-8350).
Agreements with our Affiliated Chinese Entities, page 63
Financial Statements, page F-1
Notes to the Consolidated Financial Statements, page F-7
(4) Accounts Receivable, page F-17
3.	We note significant write offs of accounts receivable during 2007 and 2009. Please tell us, and revise note 4 and MD&A in future filings to disclose, the reasons for the significant writes-offs including whether the amount related to one significant customer or a combination of multiple accounts receivable and include the factors that led the company to believe that collection of such amounts was remote.

Response:
Our write-offs of our 2007 and 2009 accounts receivable balances relate, in each case, to a combination of multiple accounts receivables, including accounts receivables due from individual and corporate customers, delivery companies and travel suppliers. The factors we take into account in making write-offs are discussed in our annual reports on Form 20-F, including page F-12 note (2)(m) of 2009 20-F, which states:
“The Group[*] reviews its allowance for doubtful accounts periodically and determines the allowance based on historical write-off experience, the aging of the accounts receivable balance and customer credit worthiness. Specific accounts are reviewed individually for collectability. Accounts receivable are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.”
(see also 2009 20-F page 36, and 2007 20-F pages 32 and F-12 note (2)(l))
We also wish to advise the Staff that our future annual reports on Form 20-F will include additional disclosure in the notes to the consolidated financial statements and MD&A regarding significant write-offs charged against the allowance for doubtful accounts.
(7) Accrued Expenses and Other Current Liabilities, page F-19
4.	Reference is made to deferred revenue balance of RMB0 and 4,046,684 at December 31, 2008 and 2009, respectively. Please tell us and revise your revenue recognition footnote to describe the nature of the revenue arrangements that resulted in the recognition of deferred revenue during 2009.
Response:
The deferred revenue balance of RMB4,046,684 at December 31, 2009 is for revenue deferred in connection with our eCoupon program. As noted above in our response to Staff’s Comment No. 1, we account for the actual redeemed cost of eCoupons used by customers, as well as an estimate of the cost of future usage of eCoupons, as a reduction of revenue in our consolidated statements of operations. In addition, we record as deferred revenue in our consolidated balance sheets an amount equal to the reduction of revenue in our consolidated statements of operations. The deferred revenue balance is then reduced as customers redeem virtual cash balances as either cash or mobile phone credit. The revenue arrangement which resulted in the 2009 deferred revenue is discussed on page 37 of our 2009 20-F which describes our eCoupon program.
As noted above in our response to the Staff’s Comment No. 1, we will provide additional disclosure regarding our marketing programs and their respective accounting treatments in our future annual reports on Form 20-F. In addition, we wish to advise the Staff that we will revise our revenue recognition footnote in our future annual reports on Form 20-F to provide additional disclosure regarding the recognition of deferred revenue.

*	As discussed in Note (1) on page F-7 of our 2009 20-F, the term “Group” refers to the Company and its consolidated subsidiaries and variable interest entities.

(16) Related Party Transactions, page F-32
5.	We note that the company’s disclosure of related party transactions beginning on page 62 is significantly more detailed than that of note 16 to the consolidated financial statements. Please note your related party footnote in the financial statements should provide a level of detail consistent to that provided under Item 7. Please confirm your understanding of this matter and that you will comply in future filings.
Response:
We note the Staff’s comment and wish to advise the Staff that we will provide a level of detail in our related party footnote consistent with Item 7 in our future annual reports on Form 20-F.
6.	Please reconcile for us the total due to and due from related parties as disclosed in note 16 to the amounts presented on the balance sheet at December 31, 2008 and 2009.
Response:
The table below provides a reconciliation of the amounts due from and due to related parties as of December 31, 2008 and December 31, 2009, as disclosed in note 16 to the consolidated financial statements on page F-32 of, and our consolidated balance sheets on page F-3 of, our 2009 20-F.
Amounts due from related parties:

	December 31,
	2008		2009
Prepaid expenses on behalf of Expedia (referred to in the last paragraph of ’Services provided by and to Expedia’)		417,020		143,638
Subleases to Expedia (referred to under ’Subleases to Expedia’)		24,845		20,866
Other receivable balances with Expedia		75,673		156,743

Amounts due from related parties (per the consolidated balance sheets)	RMB	517,538	RMB	321,247

Amounts due to related parties:

	December 31,
	2008		2009
International hotel booking services (referred to in the first paragraph of ’Commercial agreements with Expedia’)		1,637,169		854,541
Expedia employee secondment agreement (referred to in the first paragraph of ’Services provided by and to Expedia’)		500,204		—
Expedia prepaid expenses (referred to in the second paragraph of ‘Services provided by and to Expedia’)		1,331,658		188,938
Services provided by Expedia (referred to in the third paragraph of ‘Services provided by and to Expedia’)		4,079,933		—
Services and subleases provided to Match.com (referred to in the paragraph of ‘Transactions with Match.com’)		568,242		—
Other payable balances with Expedia		2,183		55,107

Amounts due to related parties (per the consolidated balance sheets)	RMB	8,119,389	RMB	1,098,586

*       *       *
We hope that this letter appropriately addresses the Staff’s comments. Please feel free to contact me in Beijing by phone (011-86-13511068719), fax (011-86-64366019) or email (sami.farhad@corp.elong.com) should the Staff require any additional information.
Sincerely,
/s/ Sami Farhad
Sami Farhad
General Counsel

cc:	Guangfu Cui Mike Doyle (eLong, Inc.) Ernest C. Lee (Ernst & Young Hua Ming) Francis Duan (KPMG) James C. Lin (Davis Polk & Wardwell)